UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   March 16, 2007

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition.". Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 16, 2007, Independence Holding Company issued a press release announcing 2006 Fourth-Quarter and Annual Results. A copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

   (c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated March 16, 2007 announces 2006 Fourth-Quarter and Annual Results

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>

Date: March 20, 2007

<u>/s/ *Teresa A. Herbert*</u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT: DAVID T. KETTIG**
96 CUMMINGS POINT ROAD   **(212) 355-4141 Ext. 3047**
STAMFORD, CONNECTICUT 06902   **www.independenceholding.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2006 FOURTH-QUARTER AND ANNUAL RESULTS

Stamford, Connecticut, March 16, 2007. Independence Holding Company (NYSE: IHC) today reported 2006 fourth-quarter and annual results.

Financial Results

Revenues increased 12% to $93,285,000 for the three months ended December 31, 2006, compared to revenues of $83,327,000 for the same period in 2005. Net income increased to $3,597,000, or $.23 per share, diluted, for the three months ended December 31, 2006, compared to $895,000, or $.06 per share, diluted, for the three months ended December 31, 2005. Results for the 2006 and 2005 periods include pre-tax realized investment losses of $95,000 and $1,000, respectively.

Revenues increased 23% to $364,688,000 for the year ended December 31, 2006, compared to revenues of $296,417,000 for the year ended December 31, 2005. Net income decreased to $14,061,000, or $.93 per share, diluted, for the year ended December 31, 2006, compared to $17,301,000, or $1.21 per share, diluted, for the year ended December 31, 2005. Income before taxes declined by $5,375,000 in 2006; contributing to the decline were several factors including (i) lower net investment gains of $625,000 in 2006 versus $2,077,000 in 2005, (ii) additional share-based compensation expense of $1,104,000 in 2006 as a result of the adoption of Statement of Financial Accounting Standards No. 123R and (iii) other income of $3,500,000 recorded in 2005 relating to a commutation agreement and loss cover.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "IHC believes that 2006 and 2005 will be remembered as the years in which it accomplished two critical goals while significantly increasing revenues and positioning itself for a better future. IHC's first goal was to diversify and balance its health business by developing a growing presence in five fully insured health insurance product lines - small group major medical, major medical for individuals and families, dental/vision, short-term medical and limited medical. The fully insured market is generally more predictable and is thought to be more than 100 times larger ($500 billion market versus $4 billion) than the employer medical stop-loss market. In 2004, IHC had no fully insured health premiums. IHC projects that, by the end of 2007, fully insured will be its largest line of business with $350 million of annualized gross premiums, a significant part of which will be earned in 2007, spread among five classes of business and multiple distribution strategies. Of course, IHC has never emphasized top-line growth at the expense of profitability, and the fully insured health division is no exception; on average, this line of business should exceed our pricing targets on business written in 2006, as well as generating significant fee income."

"IHC has also made progress towards accomplishing its second goal – improving the profitability of the core medical stop-loss block of business. Softness in this market and reserve strengthening, primarily relating to business written in 2004, have adversely affected earnings in this line over the past five quarters. Based on currently available information, business incepting in 2006, of which a material portion will be earned and recorded in 2007, is projected to achieve a net loss ratio that is meaningfully lower than that of business incepting in 2005, just as the net loss ratio on business incepting in 2005 was meaningfully lower than that of business incepting in 2004. Due to reserve strengthening recorded in 2006 with respect to business written in prior years, on a reported basis, the net loss ratio on IHC's medical stop-loss line increased by 2% when comparing 2005 to 2006."

Mr. Thung continued, "In 2007 and beyond, IHC will strive to produce consistently profitable results, not only from appropriately pricing its products, but from a vertical integration strategy that provides fee income generated from its managing general underwriter, third-party administrator, actuarial and marketing service subsidiaries and affiliates. IHC believes that the work accomplished over the past two years to build its enterprise, diversify its lines of business and increase profitability will produce higher earnings in 2007."

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (American Independence Corp. (NASDAQ: AMIC)), and its managing general underwriters, third-party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY

FOURTH QUARTER REPORT
DECEMBER 31, 2006
(In Thousands, Except Per Share Data)

		Three Months Ended December 31,		Year Ended December 31,	
		2006	2005	2006	2005
Revenues					
Premiums earned	$	71,119 $	69,137 $	280,248 $	237,037
Net investment income		13,264	11,199	48,452	40,663
Fee income		8,629	2,442	32,533	9,704
Net realized investment gains and losses		(95)	(1)	625	2,077
Equity income from AMIC		293	(53)	699	1,411
Other income		75	603	2,131	5,525
		93,285	83,327	364,688	296,417
Expenses					
Insurance benefits, claims and reserves		52,888	55,147	208,055	173,590
Selling, general and administrative expenses		31,506	23,849	122,036	83,367
Amortization of deferred acquisition costs		2,665	2,322	10,206	10,088
Interest expense on debt		1,069	903	3,890	3,496
		88,128	82,221	344,187	270,541
Income before income taxes		5,157	1,106	20,501	25,876
Income tax expense		1,560	211	6,440	8,575
Net Income	$	3,597 $	895 $	14,061 $	17,301
Basic income per common share	$	.24 $	.06 $	.95 $	1.23
Weighted average basic common shares		15,095	14,132	14,872	14,018
Diluted income per common share	$	.23 $	.06 $	.93 $	1.21
Weighted average diluted common shares		15,329	14,407	15,167	14,292

As of March 9, 2007, there were 15,187,785 shares outstanding, net of treasury shares.